October 24, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn: Mr. Dominic Minore

Re:
Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14 of Security Income Fund on behalf of Rydex | SGI Municipal Fund (File No. 333-176853)

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”), Security Income Fund (the “Registrant”) and the Registrant’s principal underwriter, Rydex Distributors, LLC (“Rydex Distributors”), hereby respectfully request that the effective date of the Registrant’s above referenced registration statement that was filed on Form N-14 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (“Commission”) on September 15, 2011 and amended on September 29, 2011 and October 24, 2011 be accelerated so that it will become effective on October 24, 2011, or as soon thereafter as practicable. The Registrant and Rydex Distributors are aware of their statutory obligations under the Securities Act.

On behalf of the Registrant, it is hereby acknowledged that:

●	should the Commission or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●	the action of the Commission or its staff, acting pursuant to delegated authority, in acknowledging the effective date of the Registration Statement, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	the Registrant may not assert Commission staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

U.S. Securities and Exchange Commission
October 24, 2011
Page two

No fees are required in connection with this filing. If you have any questions or comments, please do not hesitate to contact Julien Bourgeois at Dechert LLP, counsel to the Registrant, at (202) 261-3451.

Sincerely,

/s/ Amy J. Lee

Amy J. Lee
Vice President and Secretary
Security Income Fund

The Undersigned hereby joins in the above request.

/s/ Amy J. Lee

Amy J. Lee
Secretary
Rydex Distributors, LLC